March 3, 2017

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sunoco Logistics Partners L.P.
Amendment No. 2 to Registration Statement on Form S-4
Filed February 17, 2017
File No. 333-215183

This letter sets forth the responses of Sunoco Logistics Partners L.P. (“SXL”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 28, 2017 (the “Comment Letter”) with respect to Amendment No. 2 to SXL’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments

The Merger, page 64

1.	Based upon your response to prior comment 2, it appears that the merger between ETP and SXL proposed by ETE was the only alternative considered. We note also the carryover bullet point at the bottom of page 81 which indicates that the ETP Conflicts Committee determined that “[g]iven ETE’s control over ETP’s general partner, it was unrealistic to expect or pursue an unsolicited third party acquisition proposal or offer for the assets or control of ETP, and it was unlikely that the ETP Conflicts Committee could conduct a meaningful auction for the acquisition of the assets or control of ETP.” Revise your disclosure in this section to clarify at what point the ETP Conflicts Committee determined not to consider alternative transactions, including those contained in Barclays’ Report dated November 11, 2016 or with third parties.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 66, 68 and 69 of Amendment No. 4 to clarify that the authority delegated to the ETP Conflicts Committee did not include the authority to pursue alternative transactions with third parties or other strategic alternatives to the proposed transaction. Barclays presented the ETP Conflicts Committee with various potential strategic alternatives, but the information was

March 3, 2017

provided to the ETP Conflicts Committee solely for informational purposes and not to allow the ETP Conflicts Committee to consider whether to pursue an alternative transaction. As the ETP Conflicts Committee’s delegated authority did not include the authority to pursue alternative transactions with third parties or other strategic alternatives to the proposed transaction, the ETP Conflicts Committee did not consider transactions that would adjust the ETP IDR subsidies or ETP distribution waterfalls or involve an auction process or other solicitation of interest from third parties.

In contrast, the ETP Conflicts Committee did consider the ETP status quo and ETP distribution reduction alternatives, and projections relating to these two alternatives, as ETP management provided guidance that a reduction in ETP’s cash distributions was likely if the proposed transaction was not consummated. Therefore, these alternatives were considered by the ETP Conflicts Committee in order to evaluate whether the proposed transaction was in the best interest of ETP and its unitholders as compared to the likely impact on ETP of not consummating the proposed transaction. For example, the description of the ETP Conflicts Committee meeting occurring on November 15, 2016 appearing on page 69 of Amendment No. 4 includes the following disclosure:

“Also during these meetings, the ETP Conflicts Committee discussed, among other things, the projected cash distribution coverage ratio shortfalls that would result if ETP were to continue to make quarterly cash distributions at the current distribution level as well as ETP’s possible efforts and alternatives to address those projected shortfalls. As a result of those discussions, the ETP Conflicts Committee questioned whether ETP could sustain its current level of cash distributions per common unit during the periods covered by the ETP projections, and also questioned whether ETE’s ability to provide additional ETP incentive distribution subsidies would be significantly constrained by, among other things, ETE’s credit metrics. Accordingly, the ETP Conflicts Committee determined that further input from ETP and ETE management was necessary in order for the ETP Conflicts Committee to assess any merger proposal.”

Furthermore, the description of the ETP Conflicts Committee meeting occurring on November 17, 2016 appearing on page 71 of Amendment No. 4, includes the following disclosure:

“Also during these meetings, among other matters discussed, the participants discussed the unsustainability of ETP’s current level of cash distributions per common unit for 2017, 2018 and 2019, with the understanding that, absent a merger transaction, ETP would likely need to reduce distributions per common unit in order to reduce its leverage ratios and increase its cash distribution coverage ratios to levels that would support the longer term financial health and future cash distribution growth potential at ETP. As detailed further below in “Unaudited Financial Projections of ETP,” an assumed 20% reduction in distributions in respect of ETP common units in 2017, and thereafter on a basis that results in ETP maintaining a cash coverage ratio of approximately 1.1x, and a hypothetical removal of a distribution subsidy would allow ETP to maintain a debt-to- EBITDA ratio of 5.1x in 2017, 4.2x in 2018 and 3.9x in 2019, in line with management’s desire for ETP to maintain its investment grade rating. Additionally, such reductions were deemed necessary by ETP management to maintain cash distribution coverage ratios of approximately 1.0x. The ETP Conflicts Committee and Barclays requested formal guidance from ETP management respecting the likelihood and range of future distribution cuts by ETP.”

March 3, 2017

The ETP Conflicts Committee also discussed the ETP status quo and ETP distribution reduction alternatives at its meetings taking place on November 16, 2016, November 18, 2016 and November 20, 2016, as described on pages 69, 71-72 and 74, respectively, of Amendment No. 4.

Unaudited Financial Projections of ETP, page 95

2.	In an appropriate location, please revise your disclosure to clarify that the ETP projections presented to and reviewed by the ETP Conflicts Committee removed from EBITDA 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP to which ETE, as a result of its ownership of the ETP Class H units, is entitled to receive.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 68 of Amendment No. 4 to clarify that the ETP projections presented to and reviewed by the ETP Conflicts Committee removed from EBITDA 90.05% of the cash distributions related to the SXL incentive distribution rights and general partner interest of SXL received by ETP, which ETE, as a result of its ownership of the ETP Class H units, is entitled to receive. We also respectfully note that a similar statement regarding this adjustment to projected EBITDA appears on pages 89-90 of Amendment No. 4 in the third paragraph in the section entitled “Selected Precedent Transactions Analysis.”

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March 3, 2017

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Peter J. Gvazdauskas
Peter J. Gvazdauskas
Chief Financial Officer and Treasurer

Cc:	William N. Finnegan IV
Ryan J. Maierson
Debbie P. Yee
Latham & Watkins LLP

Michael J. Swidler
Lande A. Spottswood
Mike Rosenwasser
Vinson & Elkins L.L.P.